Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended June 30		Nine Months Ended June 30
	2018	2017	2018	2017
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$97,641	$111,877	$547,089	$548,832
Add:
Portion of rents representative of the interest factor	3,080	3,228	9,904	9,496
Interest on debt & amortization of debt expense	23,349	28,498	82,162	86,472
Income as adjusted	$124,070	$143,603	$639,155	$644,800
Fixed charges:
Interest on debt & amortization of debt expense (1)	$23,349	$28,498	$82,162	$86,472
Capitalized interest (2)	1,890	661	4,639	1,576
Rents	9,240	9,685	29,711	28,489
Portion of rents representative of the interest factor (3)	3,080	3,228	9,904	9,496
Fixed charges (1)+(2)+(3)	$28,319	$32,387	$96,705	$97,544
Ratio of earnings to fixed charges	4.38	4.43	6.61	6.61